SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 11-K

                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934
    For the fiscal year ended December 31, 2002.


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934
    For the transition period from                   to                  .


                        Commission File Number 0-25236

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                           MICREL, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                             MICREL, INCORPORATED
                              2180 Fortune Drive
                              San Jose, CA 95131

                              REQUIRED INFORMATION

1. Financial Statements and Schedule

   The following documents are filed as part of this report on the pages indicated:

                                                                  Page No.
                                                                  --------
   Independent Auditors' Report                                       3

   Statements of Net Assets Available for Benefits                    4

   Statement of Changes in Net Assets Available for Benefits          5

   Notes to Financial Statements                                      6

   Supplemental Schedule
      Schedule H, Part IV Item 4i - Schedule of Assets (Held At
       End of Year)                                                  10

2. Exhibits

   Exhibit 23 - Independent Auditors' Consent                        12

   Exhibit 99 - Certification Pursuant to Section 906 of the
    Sarbanes-Oxley Act of 2002                                       13


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                MICREL, INC. 401(k) PLAN

Date:   June 30, 2003                     By:   /s/ Richard D. Crowley Jr.
                                                Vice President, Finance and
                                                  Chief Financial Officer

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To the Administrative Committee
Micrel, Inc. 401(k) Plan
San Jose, California

We have audited the accompanying statements of net assets available for benefits of Micrel, Inc. 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Micrel, Inc. 401(k) Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at year end is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                      /s/ Armanino McKenna LLP
                                      ---------------------------
                                          ARMANINO McKENNA LLP
                                          San Ramon, CA
June 20, 2003

                            MICREL, INC. 401(k) PLAN
                Statements of Net Assets Available for Benefits
                           December 31, 2002 and 2001
                           __________________________

                                     ASSETS
                                     ------
                                                        2002          2001
                                                    -----------   -----------

Cash in bank and short-term funds                   $ 2,320,706   $20,404,714

Investments at fair value
  Registered investment companies                    17,756,165     2,899,077
  Common stocks                                         729,033       847,956
  Employer common stock                                 176,834       165,957
                                                    -----------   -----------
    Total investments                                18,662,032     3,912,990
                                                    -----------   -----------

Participant loans                                       798,641       456,963

Employee contribution receivable                            477            -
                                                    -----------   -----------

Net assets available for benefits                   $21,781,856   $24,774,667
                                                    ===========   ===========

The accompanying notes are an integral part of these financial statements.


                            MICREL, INC. 401(k) PLAN
           Statement of Changes in Net Assets Available for Benefits
                        For the Year Ended December 31, 2002
                          __________________________


Additions to net assets
  Contributions
    Participant contributions                                     $ 3,263,745
    Rollovers                                                         286,833
                                                                  -----------
      Total contributions                                           3,550,578
  Interest and dividends                                              107,816
                                                                  -----------
      Total additions                                               3,658,394
                                                                  ===========

Deductions from net assets
  Net depreciation in fair value of investments                     4,257,762
  Benefits paid to participants and others                          2,286,137
  Investment and administrative fees                                  107,306
                                                                  -----------
      Total deductions                                              6,651,205
                                                                  -----------

Net decrease in net assets                                         (2,992,811)

Net assets available for benefits at December 31, 2001             24,774,667
                                                                  -----------

Net assets available for benefits at December 31, 2002            $21,781,856
                                                                  ===========

The accompanying notes are an integral part of these financial statements.

                            MICREL, INC. 401(k) PLAN
                         Notes to Financial Statements
                           December 31, 2002 and 2001
                            ________________________



1. Description of the Plan

   The following description of the Micrel, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General
   -------

   The Plan, a defined contribution plan sponsored by Micrel, Inc. (the "Company" or "Employer"), intended to qualify under Section 401(a) and related provisions of the Internal Revenue Code, was established effective January 1, 1980, and amended in 1997. The Plan is designed to provide participants with a means to defer a portion of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   Plan merger
   -----------

   In 2001, the Company merged with another company. All of the assets of the other company's qualified defined contribution plan were transferred to the Plan.

   Plan administration
   -------------------

   The Company is the administrator of the Plan and, as such, carries out the duties imposed by ERISA. The Company has delegated certain responsibilities for the operation and administration of the Plan. Custodianship of the assets and investment transactions are provided by Security Trust Company, N.A. ("Security Trust"). Recordkeeping services are provided by Investmart.

   Effective January 2002, the Plan replaced Charles Schwab & Company, Inc.
   with Security Trust as custodian of the Plan's investments.   All
   participant-directed investments were converted to cash on December 27, 2001 to facilitate the transfer of funds to Security Trust on January 2, 2002. In March 2002, the nonparticipant-directed funds were also transferred from Charles Schwab & Company, Inc. to Security Trust. Certain administrative fees of the Plan were paid directly by the Company for the year ended December 31, 2002.

   Eligibility
   -----------

   All employees become eligible to participant in the Plan on the first day of the month following their employment commencement date.
   Participants of the Plan who have more than six months of service are eligible to receive discretionary contributions from the Company.

   Contributions
   -------------

   Annually, participants may elect to make salary deferral contributions up to 15% of their pretax eligible compensation, as defined in the Plan, subject to certain IRS limitations. A participant may also contribute cash to the Plan in the form of a "rollover contribution" from another qualified employer-sponsored retirement plan. Employer contributions may be contributed at the discretion of the Company's board of directors and are invested in a portfolio of investments as directed by the Company. The Company did not make a contribution to the Plan for the year ended December 31, 2002.

   Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers money market funds, registered investment companies (i.e., mutual funds), and Employer common stock as investment options for participants. The non-employer common stocks held by the Plan are not investment alternatives for participants.

                            MICREL, INC. 401(k) PLAN
                         Notes to Financial Statements
                           December 31, 2002 and 2001
                            ________________________




1. Description of the Plan (continued)
   -----------------------------------

   Participant accounts
   --------------------

   Each participant's account is credited with the participant's contribution and earnings thereon and an allocation of (a) the Company's contribution and earnings thereon, and (b) forfeitures of terminated participants' non-vested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   Vesting
   -------

   Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company discretionary contributions portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after 6 years of credited service.

   Payment of benefits
   -------------------

   Distributions and withdrawals are payable upon termination, financial hardship, disability, death, or retirement. The participant (or his/her beneficiary), may elect to receive either a lump-sum amount equal to the vested value of his or her account, or installments over a period of years not to exceed the life expectancy of the participant.

   Participant loans
   -----------------

   Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining balance in the participant's account and bear interest at rates that range from 6.25% to 11.5%, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

   Forfeitures
   -----------

   Forfeitures shall be allocated to all participants eligible to share in the allocations in the same proportion that each participant's compensation for the year bears to the compensation of all participants for such year. At December 31, 2002, there were $188,875 in forfeited nonvested accounts.

                            MICREL, INC. 401(k) PLAN
                         Notes to Financial Statements
                           December 31, 2002 and 2001
                            ________________________


2. Summary of Significant Accounting Policies
   ------------------------------------------

   Basis of accounting
   -------------------

   The financial statements of the Plan are prepared under the accrual basis of accounting.

   Payment of benefits
   -------------------

   Benefits are recorded when paid.

   Investment valuation and income recognition
   -------------------------------------------

   The Plan's investments are stated at fair value. Shares of registered investment companies (i.e., mutual funds) are valued at quoted market prices as reported by Security Trust, which represent the net asset value of shares held by the Plan at year-end. Common stocks are valued at quoted market prices as reported by Security Trust. Participant loans are valued at cost which approximates fair value.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   Investment valuation and return is subject to fluctuations in the market performance of the underlying investment alternatives provided by the Plan. Accordingly, investment returns may vary from period to period depending on the performance of the underlying investments and these variations could be significant. Investment fees which may vary according to the individual fund selected are paid out of the assets of the Plan. Participants should refer to the prospectus of the individual investment fund for further details on individual investment fees.

   Estimates
   ---------

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3. Investments
   -----------

   The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                        2002          2001
                                                    -----------   -----------
   Cash                                                   N/A     $18,315,615
   MetLife Stable Value Fund                        $ 2,933,702         N/A
   Strong Government Sector Fund                    $ 2,247,287         N/A
   Schwab Institutional Advantage Money Market Fund $ 2,174,044   $ 1,782,548
   Dreyfus S&P 500 Index Fund                       $ 1,889,373         N/A
   Gabelli Value Fund                               $ 1,883,840         N/A
   Weitz Partners Value Fund                        $ 1,541,437         N/A
   Selected American Shares Inc. Fund               $ 1,179,812         N/A
   Gabelli Growth Fund                              $ 1,095,193         N/A

   During 2002, the Plan's investments depreciated in value by $4,257,762 (including gains and losses on investments bought and sold, as well as held during the year) as follows:

   Registered investment companies                        $ 4,240,790
   Common stock                                               (50,934)
   Employer common stock                                       67,906
                                                          -----------
                                                          $ 4,257,762
                                                          ===========


                            MICREL, INC. 401(k) PLAN
                         Notes to Financial Statements
                           December 31, 2002 and 2001
                            ________________________


4. Nonparticipant-Directed Investments
   -----------------------------------

   Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                        2002          2001
                                                    -----------   -----------

Net assets
  Cash in bank and short-term funds                 $ 2,243,827   $ 2,089,074
  Registered investment companies (mutual funds)      1,526,323     2,899,077
  Non-employer common stocks                            729,034       847,956
                                                    -----------   -----------
                                                    $ 4,499,184   $ 5,836,107
                                                    ===========   ===========


Changes in net assets
  Interest and dividends                            $    49,048
  Net depreciation of investments                    (1,199,772)
  Benefits paid to participants                        (170,097)
  Administrative expenses                               (16,102)
                                                    -----------
                                                    $(1,336,923)
                                                    ===========




5. Tax Status
   ----------

   The Plan obtained its latest determination letter on September 1, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


6. Plan Termination
   ----------------

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the full value of each participant's account shall become fully vested and nonforfeitable.

                             SUPPLEMENTAL SCHEDULE

                                      MICREL, INC. 401(k) PLAN
               Schedule H, Part4, Item 4i - Schedule of Assets (Held At End of Year)
                                   EIN: 94-2526744; Plan No. 001
                                         December 31, 2002
                                       ____________________


                                                          (c)
                    (b)                  Description of Investment including                  (e)
             Identity of Issue,            Maturity Date, Rate of interest,        (d)      Current
(a)  Borrower, Lessor, or Similar Party   Collateral, Par or Maturity Value       Cost       Value
---  ----------------------------------  -----------------------------------  -----------  -----------
     Allete Inc.                         Common Stock                         $    24,112  $    25,402
     Apognent Technologies Inc.          Common Stock                         $    26,832  $    30,160
     Axcelis Technologies Inc.           Common Stock                         $    18,293  $    18,285
     Barra Inc.                          Common Stock                         $    18,211  $    20,321
     Belden Incorporated                 Common Stock                         $    15,152  $    16,894
     Ceridian Corp.                      Common Stock                         $    22,094  $    22,928
     Cognex Corp.                        Common Stock                         $    14,761  $    18,061
     CommscopeInc.                       Common Stock                         $    23,559  $    27,018
     Concord Camera Corp.                Common Stock                         $    27,009  $    28,670
     Consellation Brand                  Common Stock                         $    21,664  $    21,339
     Corn Products Int'l Inc.            Common Stock                         $    22,534  $    23,501
     Henry Jack Assoc. Inc.              Common Stock                         $    17,081  $    23,598
     Hooper Holmes Inc.                  Common Stock                         $    20,006  $    17,806
     Interactive Data Corp.              Common Stock                         $    22,191  $    24,750
     Investment Teck Grp                 Common Stock                         $    25,185  $    19,453
     Iron Mountain Inc.                  Common Stock                         $    18,266  $    21,126
     Kaydon Corporation                  Common Stock                         $    21,308  $    22,907
     Korn/Ferry International            Common Stock                         $     7,354  $     7,181
     Mcg Capital Corp.                   Common Stock                         $    19,866  $    16,540
     N C O Group Inc.                    Common Stock                         $    25,281  $    31,262
     New Century Financial               Common Stock                         $    17,583  $    15,488
     North Fork Bancorp Inc.             Common Stock                         $    21,275  $    16,195
     Plantronics Inc.                    Common Stock                         $    26,381  $    24,964
     Rayovac Corp.                       Common Stock                         $    18,534  $    19,329
     Ruby Tuesday Inc Georgia            Common Stock                         $    16,398  $    15,561
     Sola International Inc.             Common Stock                         $    27,073  $    33,540
     Sourcecorp                          Common Stock                         $    25,420  $    22,494
     Spartech Corp.                      Common Stock                         $    16,363  $    15,885
     Stage Stores Inc.                   Common Stock                         $    14,550  $    16,832
     Startek Inc.                        Common Stock                         $    18,873  $    22,080
     Tech Data Corp.                     Common Stock                         $    15,176  $    14,828
     Teletech Holdings Inc.              Common Stock                         $    15,181  $    17,787
     Viad Corp.                          Common Stock                         $    28,949  $    33,078
     Wiley John & Son                    Common Stock                         $    21,938  $    23,770
 *   Micrel Inc.                         Common Stock                         $   231,204  $   176,834
     Dreyfus S&P 500 Index Fund          Mutual Fund                          $ 2,429,820  $ 1,889,373
     Gabelli Growth Fund                 Mutual Fund                          $ 1,730,933  $ 1,095,193
     Gabelli Value Fund                  Mutual Fund                          $ 2,210,130  $ 1,883,840
     Invesco Dynamic Fund                Mutual Fund                          $ 1,044,489  $   721,188
     Janus World Wide Fund               Mutual Fund                          $ 1,489,214  $ 1,037,265
     MetLife Stable Value Fund           Mutual Fund                          $ 2,819,162  $ 2,933,702
     Muhlenkamp Fund                     Mutual Fund                          $    13,173  $    12,055
     Nations Small Cap Index Fund        Mutual Fund                          $ 1,016,511  $   854,991
     One Group International Equity
      Index Fund                         Mutual Fund                          $   767,136  $   641,790
     RS Emerging Growth Fund             Mutual Fund                          $ 1,447,611  $   930,884
     Schwab S&P 500 Fund                 Mutual Fund                          $ 1,254,996  $   787,348
     Selected American Shares Inc. Fund  Mutual Fund                          $ 1,426,542  $ 1,179,812
     Strong Government Sector Fund       Mutual Fund                          $ 2,204,705  $ 2,247,287
     Weitz Partners Value Fund           Mutual Fund                          $ 1,804,425  $ 1,541,437
     Schwab Institutional Advantage
      Money Market Fund                  Mutual Fund                          $ 2,174,044  $ 2,174,044
     Cash                                Cash                                 $   146,662  $   146,662
 *  Participant Loans                    Interest Rates 6.25-11.5%                  N/A    $   798,641

*Indicates a party-in-interest.


                                 EXHIBIT INDEX


Exhibit Number       Description
--------------       -----------

  23                 Independent Auditors' Consent.

  99                 Certifications Pursuant to Section 906 of the
                     Sarbanes-Oxley Act of 2002*

____________________________

* The information in Exhibit 99 is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in Exhibit 99 shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

                                                                   EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-105862 of Micrel, Incorporated on Form S-8 of our report dated June 20, 2003, appearing in this Annual Report on Form 11-K of Micrel, Inc. 401(k) Plan for the year ended December 31, 2002.


/s/ Armanino McKenna LLP
------------------------
ARMANINO McKENNA LLP
San Ramon, California

June 27, 2003

                                                                EXHIBIT 99

                            MICREL, INC. 401(k) PLAN

                           CERTIFICATION PURSUANT TO
                            18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


   Pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officers of Micrel, Incorporated hereby certify, to such officers' knowledge, that:

   (i) the accompanying Annual Report for the Micrel, Inc. 401(k) Plan on Form 11-K for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

   (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Micrel, Inc. 401(k) Plan.



June 30, 2003                                  /s/ Raymond D. Zinn
                                               ---------------------------
                                               Raymond D. Zinn
                                               Chairman of the Board and
                                               Chief Executive Officer

June 30, 2003                                  /s/ Richard D. Crowley, Jr.
                                               ---------------------------
                                               Richard D. Crowley Jr.
                                               Vice President, Finance and
                                               Chief Financial Officer